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Exhibit (a)(1)(M)

        [Finisar Letterhead]

Contact: Steve Workman 408-548-1000 Sr. VP Finance, Chief Financial Officer	NEWS RELEASE FOR IMMEDIATE RELEASE

Shelby Palmer
408-542-5050
Investor Relations
investor.relations@finisar.com

FINISAR ANNOUNCES EXTENSION OF STOCK OPTION EXCHANGE PROGRAM

SUNNYVALE, Calif.—(INTERNET WIRE)—December 11, 2002—Finisar Corporation (Nasdaq: FNSR), a technology leader in gigabit fiber optic solutions for high-speed computer networks, today announced that it has extended until 9:00 p.m., Pacific Time, on December 17, 2002 the expiration of its voluntary stock option exchange program for eligible option holders. The program, announced by Finisar on November 8, 2002, was originally scheduled to expire at 9:00 p.m., Pacific Time, on December 10, 2002.

Under the program, eligible Finisar option holders who elect to participate will have the opportunity to tender for cancellation outstanding options in exchange for new options to be granted on a future date that is at least six months and one day after the date of cancellation. Members of Finisar's Board of Directors are not eligible to participate in the program. As of 9:00 p.m., Pacific Time, on December 10, 2002, options to purchase an aggregate of approximately 10,122,905 shares of Finisar common stock had been tendered for exchange. Options to purchase an aggregate of 33,793,708 such shares are eligible to participate in the program.

ABOUT FINISAR

Finisar Corporation (Nasdaq: FNSR) is a technology leader for fiber optic subsystems and network tools for testing and monitoring network systems. These products enable high-speed data communications for networking and storage applications over Gigabit Ethernet local area networks (LANs), Fibre Channel storage area networks (SANs), and metropolitan area networks (MANs). The Company's headquarters is in Sunnyvale, California, USA. www.finisar.com.

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  Exhibit (a)(1)(M)